INTERLOCAL AGREEMENT

THIS INTERLOCAL AGREEMENT ("Agreement") is made and entered into this ______ day of _________________, 2016, by and between the **Port of Freeport** ("Port"), a political subdivision of the State of Texas, whose address is 200 West Second Street, Freeport, Texas 77541 and **Brazoria-Fort Bend Rail District** ("District"), a special district created pursuant to the Texas Transportation Code Section 172.151(2), by Brazoria and Fort Bend Counties, as authorized by Texas law, and whose address is, for purposes of this agreement, 200 West Second Street, Freeport, Texas 77541.

WITNESSETH

WHEREAS, Section 791.001, et seq., Texas Statutes, otherwise known as the Texas Interlocal Cooperation Act ("Act"), permits local governmental units "to increase the efficiency and effectiveness of local governments and authorizes them to contract, to the greatest possible extent with one another and with agencies of the state" to make the most efficient use of their powers by enabling them to cooperate with other government entities on a basis of mutual advantage and provide services and facilities in a manner that accords best with geographic, economic, population and other factors influencing the needs and development of said governmental entities; and

WHEREAS, Port and the District are entering into this Agreement pursuant to the Act; and

WHEREAS, Port has the power and authority to own, operate, expand and freely contract with third parties for purposes of carrying out the activities of the Port; and

WHEREAS, District has the power and authority to plan for and construct a short-line railroad from Port Freeport to Rosenberg, Texas and take such actions and perform such acts as are incident thereto; and

WHEREAS, by entering into this Agreement, the parties hereto will assist with and benefit from working together in the expansion of Port Freeport and the construction of the short line railroad referenced hereinabove and fostering future development in certain areas in Fort Bend and Brazoria Counties incident hereto; and

WHEREAS, Port and the District are in agreement with the concept of jointly contracting with one primary entity ("Private Party Partner") which would, on their behalf, have the exclusive right and obligation to finance, design, build, and operate the above-referenced Port and rail facilities (the "Project") pursuant to this Agreement, under such terms and conditions whereby the parties hereto would have no individual financial liability for the repayment of any debt obligations or insuring the return on any equity instruments created by the contracting party pursuant thereto, but which contract would, after a time certain, provide that all right, title and interest in and to all of the real and personal property constituting the Project shall vest in the Port and District as their interests may appear, without encumbrance.

NOW, THEREFORE, in consideration of the mutual covenants, promises and conditions contained herein, it is mutually agreed by and between the parties to this Agreement as follows:

1. **Recitals.** The recitals contained above are true and correct and form a factual basis for Port and the District entering into this Agreement, and are incorporated herein by specific reference.

2. **Intent and Purpose.** The intent and purpose of this Agreement is twofold. First, Port and the District desire to avoid duplication of efforts and to accomplish economies of scale in the expansion of existing facilities. Second, Port and the District desire to unite for purposes of contracting with a Private Party Partner who would, on their behalf, expand the Port facilities and build the short line railroad referenced hereinabove via a public-private partnership, the totality of such facilities shall hereinafter be known as the "Project".

It is further intended that the Private Party Partner referenced in this Agreement may construct ancillary facilities of its own which shall not become part of the Project, thus title to which will remain in the Private Party Partner after such time as title to the Project facilities are dedicated to the Port or District, as applicable.

3. **Term.** The term of this Agreement shall be for 40 years unless modified by mutual written agreement of the parties to this Agreement or by court order.

4. **Capital Improvement Financing.** It is the intention of the parties hereto to jointly contract with a single Private Party Partner which will, on its own or in concert with other parties of its choosing, finance, design, construct, own and operate the Project for a period of time not to exceed 35 years, at the end of which, or sooner if agreed to by the parties, provide that title to the Project shall inure to the benefits of the parties of the Port and District, in accordance with their interest and charters, debt free and at no cost whatsoever.

It is envisioned herein that the Private Party Partner of the Port and District may desire to issue either taxable or tax exempt bonds, or a combination thereof, in order to finance portions of the Project. To the greatest extent possible, Port and District will lend their best efforts to assist in that regard, including sponsoring a Texas non-profit corporation that may be set up to finance some portion of the Project, consistent with the Federal Internal Revenue Code and rules and procedures adopted thereunder. Nothing herein contained, however, shall be so construed so as to require the Port or District to levy any taxes on any property to pay the principal of, or premium, if any, or interest on any bonds so issued, nor to act in any way, as the payor or guarantor on any such bonds, or paying for the cost of operation and maintenance of the Project prior to the time the title of the Project facilities shall inure to the benefits of the Port and District.

For their part, Port and District agree, to the greatest extent possible, to contain and control their own costs of operation so as to not unduly burden the financial viability of the Project as envisioned herein.

Any existing or hereinafter created debt of either the Port or the District shall continue to remain the debt of such entity and nothing herein contained shall be so construed as to relieve the parties of their present or future debt obligations.

5. **Permitting and Other Related Land Development Ordinances and Requirements.** Nothing herein contained shall be so construed as a waiver of normal Port or District land development and permitting requirements as to any properties or territories located either within or outside of the geographical boundaries of the Port or District.

6. **Enforcement of Agreement.**

a. The parties stipulate that damages resulting from a breach of this Agreement cannot be reasonably ascertained, in part, because of the uncertainty of the cost of providing for the Project as well as the uncertainty of the revenue to be derived therefrom. The parties also stipulate that lengthy litigation to avail a party of the provisions of this Agreement undermine the intent and purpose of this Agreement.

b. If a party breaches this Agreement, any other party may notify the breaching party of such breach by delivering written notice to the breaching party as set forth herein. Such notice shall identify the breach complained of and request that the breaching party cease and desist from continuing such breach and, if applicable, that the breaching party cure such breach. If, within 15 days after delivery of the written notice, the breaching party fails to acknowledge the breach or acknowledges the breach, but fails to cease and desist from continuing such breach or, if applicable, fails to cure such breach, any other party may institute mandatory arbitration as a method of dispute resolution. Should such arbitration lead to an impasse, either party may institute binding arbitration pursuant to the Texas Arbitration Act, Chapter 701, Texas Statutes.

c. In the event of any mediation or arbitration, or even subsequent judicial action to enforce or interpret this Agreement by any parties hereto, each party shall bear its own attorneys' fees and costs in connection therewith.

7. **Constitutional or Statutory Duties and Responsibilities of the Parties Hereto.**

a. This Agreement shall not be construed so as to relieve either of the parties hereto of an obligation or responsibility imposed upon them by law.

8. **Miscellaneous Provisions.**

a. This Agreement, and any documents referred to herein, collectively embody the entire agreement and understandings between the parties and there are no other agreements or understandings, oral or written, with reference to this

Agreement that are not merged into and superseded by this Agreement, except as may be specifically referenced as merged into and superseded by this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be considered an original.

b. Port and District shall, subsequent to the execution hereof, upon the reasonable request of the other party, and at no cost to the other party, execute, acknowledge and deliver or cause to be executed, acknowledged and delivered, all such further documents, acts, assignments, and assurances as may be required in order to implement and perform the obligations of this Agreement.

c. This Agreement is for the benefit of the parties hereto, and the Private Party Partner selected to finance, design, build and operate the Project as referenced herein. It is not intended to benefit any other third parties whatsoever, and no one, other than the parties hereto and the above-referenced Private Party Partner, are intended beneficiaries hereof.

d. Any notice or other document required or allowed to be given pursuant to this Agreement by any party to another shall be in writing and shall be delivered personally, or by recognized overnight courier or sent by certified mail, postage prepaid, return receipt requested, or by facsimile transmission with written confirmation.

If to Port, such Notice shall be addressed to Port at:

with a copy to:

If to the District, such Notice shall be addressed to the District at:

with a copy to:

e. The headings used are for convenience only and they shall be disregarded in the construction and interpretation of this Agreement.

f. The drafting of this Agreement constituted a joint effort of the parties and the Agreement's interpretation shall assume that no party had any more input or influence than any other. All words, terms, and conditions herein contained are to be read in concert, each with the other, and a provision contained under one heading may be considered to be equally applicable under another heading in the interpretation of this Agreement.

g. The parties agree to act in accordance with the principles of good faith and fair dealing in the performance of this Agreement.

h. In the event any term or provision of this Agreement is determined by appropriate judicial authority to be illegal or otherwise invalid, such provision shall be given its nearest legal meaning or be construed as deleted, as such authority determines, and the remainder of this Agreement shall be construed to be in full force and effect.

i. This Agreement may be amended only if executed in writing and signed by all of the parties to this Agreement.

j. This Agreement shall be governed by, and construed and interpreted in accordance with the laws of the State of Texas, and venue for the enforcement hereto shall be in either Brazoria or Fort Bend County, as appropriate.

k. This Agreement shall be binding upon and inure to the benefit of the parties' successors and assigns. No party may assign its rights under this Agreement without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties have executed or have caused this Agreement to be duly executed in several counterparts, each of which counterpart shall be considered an original executed copy of this Agreement, the day and year first written above.

ATTEST: **PORT OF FREEPORT**

______________________________ By:______________________________

ATTEST: **BRAZORIA-FORT BEND RAIL DISTRICT**

______________________________ By:______________________________

Alabama\Texas Port\interlocal agmt January 2016.docx